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                                  EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED DISTRIBUTIONS

         The ratio of earnings to fixed charges for the Company (including its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's net income from operations (which includes a charge to income for depreciation and amortization expense) plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized,
(ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation, and (iii) preferred stock or OP Unit distributions.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

                                                               YEAR ENDED DECEMBER 31
                                                               ----------------------
                                        2002          2001             2000             1999             1998
                                                              (unaudited, in thousands)

         Earnings:
          Net income (before
          minority interest)          $39,745         $42,915          $40,985          $37,435         $32,054
          Add fixed charges
          other than capitalized
          interest                     31,926          31,016           29,651           27,289          23,987
                                      -------         -------          -------          -------         -------

                                      $71,633         $73,856          $70,547          $64,724         $56,041
                                      =======         =======          =======          ========        =======

         Fixed Charges:
          Interest expense            $32,375         $31,016          $29,651          $27,289         $23,987
          Less Hedging
          Transaction Valuation
          Adjustment                    (449)
          Preferred OP Unit
          Distribution                  7,803           8,131            7,826            3,663           2,505
          Capitalized interest          2,915           3,704            3,118            2,230           1,045
                                      -------         -------          -------          -------         -------
         Total fixed charges          $42,644         $42,851          $40,595          $33,182         $27,537
                                      =======         =======          =======          =======         =======
         Ratio of earnings to
          fixed charges                  1.68            1.73             1.74             1.95            2.03
                                      =======         =======          =======          =======         =======